 RUBICON

 MINERALS CORPORATION

NEWS RELEASE

TORONTO STOCK EXCHANGE - Symbol:  RMX                                                                                           SEPTEMBER 16, 2003

OTCBB – Symbol: RUBIF                                                                                                                                                               PR03-27

RUBICON MINERALS COMMENCES TRADING ON THE TORONTO STOCK EXCHANGE

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX) is pleased to announce that the Company’s shares will be listed for trading on the Toronto Stock Exchange at the market opening Wednesday, September 17th, 2003 and that it will continue to trade under the symbol RMX. As a result of this graduation to Canada’s senior stock exchange, the Company will delist from the TSX Venture Exchange.

Rubicon has over $10 million in working capital and controls a major land position in the prolific Red Lake gold camp in Ontario including its flagship 100% controlled McFinley gold project and lands optioned to AngloGold. In addition, the Company has significant exploration projects in Newfoundland, including the Golden Promise gold project, recently optioned to Placer Dome where a 16 month $1.5 million exploration program will commence shortly. The Company also realizes cash flow from its royalty division estimated to be approximately $670,000 in cash plus share value in its first year.

RUBICON MINERALS CORPORATION

David W. Adamson
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President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations  Toll free: 1.866.365.4706  E-mail: bcavalluzzo@rogers.com

Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC  CANADA  V6E 4A6

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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.                                                     Page 1 of 1

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from

 targeted results.   Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The Company relies upon litigation protection for forward looking statements